

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 4, 2008

Mr. David H. Watkins
President & Chief Executive Officer
Atna Resources Ltd.
510 – 510 Burrard Street
Vancouver, British Columbia, Canada V6C 3A8

> **Re:** **Atna Resources Ltd.**
> **Form 20-F/A1 for the Fiscal Year Ended December 31, 2006**
> **Filed January 4, 2008**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Response Letters Dated December 20, 2007 and December 27, 2007**
> **File No. 000-29336**

Dear Mr. Watkins:

We have completed our review of your Form 20-F and related filings, and have no further comments at this time.

Sincerely,

Karl F. Hiller
Branch Chief